UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67697 /August 21, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14943

In the Matter of

QUILL INDUSTRIES, INC.
 (n/k/a EAGLE WORLDWIDE INC.),
ROCKY POINT PHARMACEUTICALS, INC.,
SENTOSA FINANCIAL INVESTMENTS, LTD.,
WESTERN FUTURES FUND LP,
WESTERN FUTURES FUND II LP,
WICHITA RIVER OIL CORP.,
WOODS CROSS HOLDING CORP., and
WSC GROUP, INC.

: ORDER MAKING FINDINGS AND
: REVOKING REGISTRATIONS OF
: SEVEN RESPONDENTS BY
: DEFAULT AND SETTING A PRE-
: HEARING CONFERENCE AS TO
: QUILL INDUSTRIES, INC. (N/K/A
: EAGLE WORLDWIDE INC.)
:
:
:

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on July 9, 2012, alleging that Respondents have securities registered with the Commission and have violated Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13 by not filing required periodic reports with the Commission for several years. The Commission directed that an Initial Decision be issued within 120 days of when the OIP was served. 17 C.F.R. § 201.360(a)(2). The last Respondent was served with the OIP on July 13, 2012. Respondents were required to file Answers in response to the OIP within ten days of service. OIP at 4; 17 C.F.R. § 201.220(b).

Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.) (Eagle Worldwide), filed an Answer on July 23, 2012, and James E. Finegan (Finegan), Secretary/Treasurer, and Mr. Brown (Brown) represented Eagle Worldwide at the prehearing conference on August 15, 2012. According to the OIP:

> [Eagle Worldwide, Central Index Key] (CIK No. 1065188) is a Nevada corporation located in Las Vegas, Nevada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). [Eagle Worldwide] is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on August 21, 1998, which reported a net loss of over $2.6 million between the company's June 1, 1998 inception and June 30, 1998. [Eagle Worldwide] filed annual reports for the years ended 2007 through 2011, but they were unaudited, and accordingly, materially deficient.

In addition to the annual reports mentioned in the OIP, the Commission's EDGAR website shows Eagle Worldwide Form 10-Q filings for quarters ended March 31, 2012; September 30, 2011; June 30, 2011; and March 31, 2011. Eagle Worldwide does not deny that the allegations in the OIP are true. In letters to the Commission dated July 18 and August 2, 2012, and at the prehearing conference on August 15, 2012, Finegan and Brown represented that they are part of new management and that they are totally confused at the Commission's request that Eagle Worldwide file the annual (Form 10-K) and quarterly (Form 10-Q) reports that predecessor companies had not filed since 1998.

Finegan and Brown insist that they intend to make the filings, that they are acting in good faith, and have invested $500,000 in the company. I informed Finegan and Brown that in my experience handling many similar cases, no company with missing filings had been able to make all the required filings in the time required for an Initial Decision. I urged Eagle Worldwide to find legal counsel, and committed to provide contact information for a source in the Division of Corporation Finance that could explain the Commission's filing requirements. At its request, I agreed to set a second prehearing conference for Eagle Worldwide in forty-five days.

All Respondents except Eagle Worldwide are in default because they failed to file an Answer, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As allowed by the Commission's Rules of Practice, I deem the allegation in the OIP to be true as to them. See 17 C.F.R. § 201.155(a).

Findings of Fact as to Seven Respondents

Rocky Point Pharmaceuticals, Inc. (Rocky Point Pharmaceuticals), CIK No. 853465, is a revoked Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rocky Point Pharmaceuticals is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006.

Sentosa Financial Investments, Ltd. (Sentosa Financial), CIK No. 1372905, is a forfeited Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sentosa Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $139 between the company's inception on July 20, 2006, and March 31, 2007.

Western Futures Fund LP (Western Futures), CIK No. 812025, is a canceled Illinois limited partnership located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Western Futures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1994, which reported a net loss of over $82,000 for the prior three months.

Western Futures Fund II LP (Western Futures II), CIK No. 857075, is a canceled Delaware limited partnership located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Western Futures II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-

K for the period ended December 31, 1991, which reported a net loss of over $378,000 for the prior twelve months.

Wichita River Oil Corp. (Wichita River Oil), CIK No. 857566, is a Delaware corporation located in Metairie, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wichita River Oil is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of over $1.4 million for the prior nine months. On March 30, 2011, Wichita River Oil filed a Chapter 7 bankruptcy petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was terminated on June 15, 2011.

Woods Cross Holding Corp. (Woods Cross Holding), CIK No. 934852, is a void Delaware corporation located in Woods Cross, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Woods Cross Holding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement with the Commission on October 2, 2008, which reported a net loss of over $4,000 for the twelve-month period ended June 30, 2008.

WSC Group, Inc. (WSC Group), CIK No. 108618, is a dissolved New York corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WSC Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended October 31, 1992, which reported a net loss of $80,000 for the prior twelve months. On November 3, 1981, a permanent injunction was entered against WSC Group, enjoining the company from aiding or abetting violations of the antifraud provisions of the Exchange Act.

Conclusions of Law

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

Rocky Point Pharmaceuticals, Sentosa Financial, Western Futures, Western Futures II, Wichita River Oil, Woods Cross Holding, and WSC Group have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I conclude on these facts that revocation of the registration of each class of each company's registered securities is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Rocky Point Pharmaceuticals, Inc., Sentosa

Financial Investments, Ltd., Western Futures Fund LP, Western Futures Fund II LP, Wichita River Oil Corp., Woods Cross Holding Corp., and WSC Group, Inc., is hereby REVOKED.

I FURTHER ORDER, a telephonic prehearing conference shall be held on Wednesday, October 3, 2012, at 3:00 p.m. EDT to determine whether Eagle Worldwide is able to resolve the allegations in the OIP.

_____
Brenda P. Murray
Chief Administrative Law Judge